UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF

Longtop Financial Technologies Limited

(Exact Name of Registrant as Specified in its Charter)

15/F, Block A, Chuangxin Building

Software Park

Xiamen, 361005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 19, 2007 Longtop Financial Technologies Limited (the “Company”) issued a press release regarding its unaudited financial results for the quarter ended September 30, 2007, which is the second quarter of its fiscal year ending March 31, 2008. The Company’s press release is furnished as Exhibit 99.1.

The press release of the Company attached as Exhibit 99.1 contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. A description of factors and risks that could cause actual results to differ from those set forth in such forward looking statements is included in the press release and is incorporated herein by reference.

Exhibits.

99.1	Press release regarding financial results for the quarter ended September 30, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 23, 2007	LONGTOP FINANCIAL TECHNOLOGIES LIMITED

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

Exhibit 99.1

For Immediate Release

LONGTOP FINANCIAL TECHNOLOGIES LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007

Total Revenues Reach US$20.2 million, Up 80.3% Year-on-Year over Adjusted Revenues Due to

Continued Diversification of Customer Base

Xiamen, China, November 19 (ET), 2007 – Longtop Financial Technologies Limited (“Longtop”) (NYSE: “LFT”), a leading software developer and solutions provider targeting the financial services industry in China, announced today unaudited financial results for the quarter ended September 30, 2007, which is the second quarter of its fiscal year ending March 31, 2008.

FINANCIAL HIGHLIGHTS FOR THE SEPTEMBER 30, 2007 QUARTER:

•	Total revenue was US$20.2 million, an increase of 80.3% year-on-year (“YoY”) compared to Adjusted Revenues for the quarter ended September 30, 2006.

•	Software development revenues amounted to US$18.2 million, up 115.6% YoY compared to 2006 Adjusted Software Development Revenues for the quarter ended September 30,, 2006.

•	Adjusted Income from Operations was US$13.6 million, an increase of 88.2% YoY.

•	Adjusted Net Income was US$11.6 million, or US$0.28 per fully diluted share.

Explanation of the Company’s Adjusted (ie non-GAAP) financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and the “Consolidated Adjusted Statements of Operations.”

Commenting on the results, Weizhou Lian, CEO of Longtop, remarked:

“During this past quarter we demonstrated significant revenue and profit growth by leveraging our leading portfolio of software and services to leading financial services companies in China. We also successfully diversified our revenue base by generating strong growth within national and city commercial banks, as well as insurance companies. We are well positioned to benefit from the rapid development and evolution of China’s financial services industry.”

RECENT OPERATIONAL HIGHLIGHTS:

•

On October 24, 2007 Longtop successfully completed its IPO on the New York Stock Exchange of 9,000,000 American Depositary Shares (“ADSs”), which generated net proceeds of approximately US$143 million for Longtop. Each ADS represents one ordinary share.

•

Demonstrated successful customer diversification as revenues from the Company’s two largest customers, which increased year-on-year, accounted for 31.6% of software development revenues in the September 30, 2007 quarter, compared to 61.5% for the same period of 2006.

•

In October 2007, Longtop closed the acquisition of FEnet, a leading provider of business intelligence solutions to the financial and insurance industry in China. FEnet added 261 employees to Longtop’s 1,094 existing employees as of September 30, 2007.

Weizhou Lian continued:

“On October 24th we successfully listed on the New York Stock Exchange, and I would like to thank our customers and employees, and our investors Cathay and Tiger Global, for their dedication and support. As China’s financial institutions seek to modernize and become increasingly competitive, I believe that Longtop is entering a new and exciting era of opportunity in which our unique understanding of China’s financial services sector combined with our comprehensive product offering puts us in an excellent position to grow in this dynamic business environment.”

SEPTEMBER 30, 2007 QUARTER DETAILED FINANCIAL RESULTS

Adjusted Revenues

	Three months ended			Six months ended
Adjusted revenue	September 30, 2006	September 30, 2007	% Change (Decrease)	September 30, 2006	September 30, 2007	% Change (Decrease)
Software Development	8,465	18,249	115.6%	14,316	26,489	85.0%
Other Services	2,739	1,951	-28.8%	6,126	5,241	-14.4%

Total Adjusted Revenue	11,204	20,200	80.3%	20,442	31,730	55.2%

Total revenues for our second fiscal quarter were US$20.2 million, compared to Adjusted Revenues of US$11.2 million for the quarter ended September 30, 2006. Software development revenues of US$18.2 million contributed 90.3% of total revenues, and increased 115.6% YoY compared to Adjusted Software Development Revenues for the corresponding period in the previous fiscal year. Software development revenue growth was primarily driven by new customers and to a lesser extent by increased sales to existing customers.

Total revenues for the six months ended September 30, 2007 were US$31.7 million, compared to Adjusted Revenues of US$20.4 million for the six months ended September 30, 2006, a YoY increase of 55.2%. Software development revenues, which were 83.5% of total revenues for the six months ended September 30, 2007, amounted to US$26.5 million, up 85.0% YoY compared to Adjusted Software Development Revenues in the corresponding period a year ago.

Adjusted software development revenue customer concentration analysis

	Three months ended			Six months ended
% of adjusted software development revenue from	September 30, 2006	September 30, 2007	Change (Decrease)	September 30, 2006	September 30, 2007	Change (Decrease)
Two largest bank customers	61.5%	31.6%	-29.9%	69.3%	43.7%	-25.6%
Other banks and non financial	36.0%	60.1%	24.1%	28.5%	49.1%	20.6%
Insurance	2.5%	8.3%	5.8%	2.2%	7.2%	5.0%

Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

For our second fiscal quarter, Adjusted Software Development Sales to our two largest customers, which are two of the Big Four banks in China, increased year-on-year but declined as a percentage of total Adjusted Software Development Revenue from 61.5% in the three months ended September 30, 2006 to 31.6% in this quarter. Software development sales to other banks and non financial customers, which includes one of the Big 4 banks as well as national and city banks, increased significantly from the corresponding period in the previous year. These banks and non financial customers accounted for 60.1% of software development revenues as compared to 36.0% of our Adjusted Software Development Revenues in the quarter ended September 30, 2006. Insurance customers accounted for 8.3% of software development revenue in the quarter ended September 30, 2007, up from 2.5% of Adjusted Software Development Revenue in 2006, resulting in a 626.0% YoY increase.

Software Development revenue by solution type as a percentage of total adjusted software development revenue

	Three months ended			Six months ended
	September 30, 2006	September 30, 2007	Change (Decrease)	September 30, 2006	September 30, 2007	Change (Decrease)
Customised	51.9%	48.3%	-3.6%	57.4%	51.4%	-6.0%
Standardised	39.4%	49.2%	9.8%	33.8%	44.6%	10.8%
Maintenance	8.7%	2.5%	-6.2%	8.8%	4.0%	-4.8%

Total	100.0%	100.0%	0.0%	100.0%	100.0%	0.0%

The percentage of software development revenues in the second quarter from customized solutions was 48.3%, largely unchanged from 51.9% in the corresponding period a year ago. Standardized solutions increased to 49.2% of revenue from 39.4% in 2006 due to demand from new customers, including national and city commercial banks and insurance companies.

Adjusted Gross Margins

Adjusted gross margin percentage

	Three months ended			Six months ended
	September 30, 2006	September 30, 2007	Change (Decrease)	September 30, 2006	September 30, 2007	Change (Decrease)
Software Development Gross Margin	88.6%	85.8%	-2.8%	88.0%	81.6%	-6.4%
Other Services Gross Margin	78.4%	62.7%	-15.7%	80.0%	73.2%	-6.8%
Total Gross Margin %	84.9%	82.7%	-2.2%	84.3%	79.3%	-5.0%

Adjusted Gross Margin of 82.7% in the second quarter and 79.3% for the six months ended September 30, 2007 declined from 84.9% and 84.3% in the respective corresponding periods of the previous year. The reduction in Adjusted Gross Margin was due to lower gross margins in both software development and other services. Adjusted Software Development Gross Margins of 85.8% in the second quarter and 81.6% for the six months ended September 30, 2007 declined from 88.6% and 88.0% in the respective periods of the prior year as the Company continued to invest aggressively in software delivery headcount. As of September 30, 2007 we had 634 employees working on software development delivery as compared to 499 as of June 30, 2007 and 317 as of September 30, 2006.

Adjusted Operating Expenses

For the quarter ended September 30, 2007, Longtop’s Adjusted Operating Expenses totaled US$3.1 million, an increase of 40.0% YoY, primarily due to additional headcount related expenses, a $366,000 provision for software purchased for internal use and professional fees. Adjusted Operating Expenses as a percentage of revenue for the six months ended September 30, 2007 were 19.0%, up slightly from 17.3% as a percentage of Adjusted Revenues for the comparative year ago period.

Profitability

Adjusted Operating Income margin was 67.3% for the quarter ended September 30, 2007 and 60.3% for the six months ended September 30, 2007, as compared to 65.1% and 66.9% for the corresponding periods in 2006.

Adjusted Net Income for our second quarter was US$11.6 million or US$0.28 per fully diluted share. Adjusted Net Income for the six months ended September 30, 2007 was US$17.1 million or US$0.42 per fully diluted share.

Commenting on the results, Derek Palaschuk, CFO of Longtop, said:

“The strong revenue and income growth we reported is a result of our increasingly diversified customer base, as we continued to monetize new client relationships through our expanded range of higher margin services and solutions. Although we experienced a slight decline in gross margin due to our reinvestment in headcount, making these expenditures is important as we look to ensure our future expansion.”

BUSINESS OUTLOOK

Longtop anticipates for the quarter ended December 31, 2007:

i)	Total revenues, excluding revenues from FEnet which closed in October 2007, of US$15.5 million, an increase of 33.6% from Adjusted Revenues of $11.6 million in the corresponding year ago period. Although we expect that there will be a sequential quarterly revenue decline from the September 30, 2007 quarter due to the typical seasonality of the business, this outlook indicates our expectation that there will be healthy growth from the year ago period.

ii)	Software development revenues to be $13.5 million, an increase of 39.7% from Adjusted Software Development Revenue in the corresponding period a year ago.

iii)	Adjusted Net Income, excluding a US$1.1 million refund of the previous year’s income taxes which was received in October 2007 and will be included in Adjusted Net Income for the quarter ended December 31, 2007, to be US$8.5 million as compared to US$5.3 million in the comparable period a year ago.

iv)	Fully diluted Adjusted Earnings per Share, excluding the US$1.1 million income tax refund, to be US$0.17, based on 51 million weighted average fully diluted shares outstanding.

Longtop anticipates for its fiscal year ended March 31, 2008:

i)	Total revenues, excluding revenues from FEnet which closed in October 2007, of US$58.0 million, an increase of 45.7% from Adjusted Revenues of $39.8 million in the corresponding year ago period.

ii)	Software development revenues of $49.0 million, an increase of 64.4% from Adjusted Software Development Revenue in the corresponding period a year ago.

iii)	Adjusted income from operations of $33.0 million an increase of 42.6% from the previous fiscal year.

iv)	Adjusted Net Income, excluding a US$1.1 million refund of the previous year’s income taxes which was received in October 2007 to be US$30 million.

v)	Fully diluted Adjusted Earnings Per Share, excluding the US$1.1 million income tax refund, to be US$0.68.

CONFERENCE CALL AND WEBCAST

Longtop’s management team will host a conference call today at 7:00 PM ET, November 19, 2007 (or 4:00 PM U.S. Pacific Time on November 19, 2007 and 8:00 AM, November 20, 2007 Beijing/Hong Kong time). A live audio webcast of the conference call will be available on Longtop’s website at www.longtop.com/en. To listen to the conference call, please use the dial in numbers below:

USA Toll Number: +1 800 860 2442

International: +1 412 858 4600

A replay of the call will be available for two weeks following the call and can be accessed on the Company website or by dialing the numbers below:

USA Replay Number: 877 344 7529

International: +1 412 317 0088

Passcode: 413057

SHARE-BASED COMPENSATION

In the quarter ended December 31, 2007, excluding any new equity grants made subsequent to this earnings release, Longtop will record share-based compensation expenses of approximately $25.8 million, which includes:

1)	$24.0 million related to ordinary shares that prior to the IPO were given by one of our Founders to Longtop’s employees. This is a one time expense and will not increase or change the total shares outstanding. It will have no dilutive impact on earnings per share, nor any impact on cash flow or the net assets of the Company.

2)	$0.6 million for shares granted in March 2007 for which share-based compensation was deferred pending the initial public offering and will be recorded in the quarter ended December 2007 commensurate with the IPO.

3)	$1.2 million in recurring share-based compensation expenses for equity we have previously issued to our employees.

NON-GAAP DISCLOSURE (“ADJUSTED”)

To supplement the unaudited consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Longtop’s management reports and uses non-GAAP (“Adjusted”) measures of revenues, cost of revenues, operating expenses, net income and net income per share, which are adjusted from results based on GAAP. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain items that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with US GAAP. We encourage investors to examine the reconciling adjustments between the GAAP and non-GAAP measures contained in this release and which we discuss below. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

Definitions of Non-GAAP Measures

Adjusted Revenue is defined as revenue excluding, if applicable: software development revenue deferred on standardized contracts from previous years to financial periods ending on or prior to December 31,2006 because Longtop did not have Vendor Specific Objective Evidence (“VSOE”) or evidence that costs of Post Contract Service (“PCS”) had been immaterial. Subsequent to January 1,2007, Longtop had evidence that PCS for standardized contracts was immaterial and Adjusted adjustments were not required after this date.

Adjusted Cost of Revenue is defined as cost of revenue excluding, if applicable: (1) non-cash compensation expense and (2) amortization of acquired intangibles.

Adjusted Gross Margin is defined as Adjusted Revenue less Adjusted Cost of Revenue.

Adjusted Operating Expenses is defined as operating expenses excluding, if applicable: (1) non-cash compensation expense,(2) amortization of acquired intangibles and goodwill impairment, and (3) one-time items.

Adjusted Operating Income is defined as Adjusted Gross Margin less Adjusted Operating Expenses.

Adjusted Net Income is defined as Adjusted Operating Income plus/minus other income/(expenses), less income taxes, excluding: (1) one time items and (2) discontinued operations.

Adjusted EPS is defined as Adjusted Net Income divided by diluted shares.

One-Time Items, if applicable, are excluded from Adjusted Operating Income and Adjusted Net Income. These items are one-time in nature and non-recurring, infrequent or unusual, and have not occurred in the past two years or are not expected to recur in the next two years. GAAP results include one-time items.

Non-Cash Expenses That Are Excluded From Our Non-GAAP Measures

Non-cash compensation expense consists principally of expense associated with the grants, including unvested grants assumed in acquisitions, of restricted stock, restricted stock units and stock options. These expenses are not paid in cash, and we include the related shares in our fully diluted shares outstanding which, for restricted stock units and stock options, are included on a treasury method basis. Longtop’s management believes excluding the share-based compensation expense from its non-GAAP financial measure is useful for itself and investors. Further, the amount of share-based compensation expense cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts, which have been the basis for information Longtop provides to analysts and investors as guidance for future operating performance. As share-based compensation expense does not involve any upfront or subsequent cash outflow, Longtop does not factor this in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, the monthly financial results for internal reporting and any performance measure for commission and bonus are based on non-GAAP financial measures that exclude share-based compensation expense.

Amortization of acquired intangibles is a non-cash expense relating to acquisitions. At the time of an acquisition, the intangible assets of the acquired company, such as backlog, customer relationships, and intellectual property are valued and amortized over their estimated lives. While it is likely that we will have significant intangible amortization expense as we continue to acquire companies, we believe that since intangibles represent costs incurred by the acquired company to build value prior to acquisition, they were part of transaction costs.

OTHER INFORMATION

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

It is currently expected that the Business Outlook will not be updated until the release of Longtop’s next quarterly earnings announcement; however, Longtop reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include the effectiveness, profitability, and marketability of the company’s solutions; the Company’s limited operating history; its reliance on a limited number of customers that continue to account for a high percentage of the Company’s revenues; risk of payment failure by any of its large customers, which could significantly harm the Company’s cash flows and profitability; the ability of the Company to operate effectively as a public company; the period of time for which its current cash will enable the company to fund its operations; future shortage or availability of the supply of employees; general economic and business conditions; the volatility of the company’s operating results and financial condition; the company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Our actual results of operations for the quarter ended September 30, 2007 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to us, which is subject to change.

About Longtop Financial Technologies Limited

Longtop is a leading software development and solutions provider targeting the financial services industry in China. Longtop develops and delivers a comprehensive range of software applications and solutions with a focus on meeting the rapidly growing IT needs of the financial services institutions in China. Longtop has five solution delivery centers, three research centers and thirty four service centers located in 20 provinces throughout China. Longtop was founded in 1996 by Jia Xiaogong, our Chairman and Lian Weizhou, our CEO, as a system integration company focusing on the financial services industry in China and made the transition to a software and solutions provider in 2001. For more information, please visit: www.longtop.com.

Contact us

Longtop Financial Technologies Limited

Huiying Yang

+86-592-239-6888 x1312

Email:ir@longtop.com

Financial Dynamics

Julian Wilson

Email: julian.wilson@fd.com

Phone: +86-10-8591-1951

Peter Schmidt

Email: peter.schmidt@fd.com

Phone: +86-10-8591-1953

CONSOLIDATED BALANCE SHEETS

	March 31, 2007	September 30, 2007
		Unaudited
	(In U.S. dollar thousands, except share and per share data)
Assets
Current assets:
Cash, bank deposits and cash equivalents	$69,920	$87,301
Restricted cash	3,395	247
Accounts receivable, net	19,495	19,131
Inventories	1,081	2,526
Amounts due from related parties	—	54
Deferred tax assets	644	173
Other current assets	3,231	9,609

Total current assets	97,766	119,041

Fixed assets, net	4,835	4,779
Intangible assets, net	8,040	1,831
Goodwill	9,112	9,988
Investment in an associate	—	—
Deferred tax assets	33	142
Other assets	646	577

Total assets	$120,432	$136,358

Liabilities, mezzanine equity and shareholders' equity
Current liabilities:
Short-term borrowings	$8,669	$21,126
Accounts payable	4,581	1,773
Deferred revenue	4,725	5,755
Amounts due to related parties	—	—
Deferred tax liabilities	—	—
Accrued and other current liabilities	9,714	13,875

Total current liabilities	27,689	42,529

Long-term liabilities:
Obligations under capital leases, net of current portion	219	142
Deferred tax liabilities	617	263
Other non-current liabilities	—	520

Total liabilities	28,525	43,454

Mezzanine equity:
Series A convertible redeemable preferred shares: $0.01 par value (6,360,001 and 6,360,001 shares authorized, issued and outstanding as of March 31, 2007 and September 30, 2007, respectively, liquidation value $23,416)	$23,214	$23,214
Series B convertible redeemable preferred shares: $0.01 par value (3,858,005 and 3,953,861 shares authorized, issued, and outstanding as of March 31, 2007 and September 30, 2007, respectively, liquidation value $24,826)	24,673	24,673

Total mezzanine equity	47,887	47,887

Shareholders’ equity:
Ordinary shares $0.01 par value (68,640,000 shares authorized, 29,705,267 and 30,434,240 shares issued and outstanding as of March 31, 2007 and September 30, 2007)	$297	$304
Additional paid-in capital	19,120	28,102
Subscription receivable	—	—
Retained earnings	22,320	12,215
Accumulated other comprehensive income	2,283	4,396

Total shareholders' equity	44,020	45,017

Total liabilities, mezzanine equity and shareholders' equity	$120,432	$136,358

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$10,608	$18,249	$18,162	$26,489
Other services	2,739	1,951	6,126	5,241

Total revenues	13,347	20,200	24,288	31,730
Less business taxes	(137)	(187)	(262)	(304)

Net revenues	13,210	20,013	24,026	31,426

Cost of revenues:
Software development	971	2,591	1,724	4,876
Other services	814	972	1,523	1,886

Total cost of revenues	1,785	3,563	3,247	6,762

Gross profit	11,425	16,450	20,779	24,664

Operating expenses:
Research and development	384	453	701	890
Sales and marketing	618	716	625	1,628
General and administrative	2,363	2,107	3,903	3,921

Total operating expenses	3,365	3,276	5,229	6,439

Income from operations	8,060	13,174	15,550	18,225

Other income (expenses):
Interest income	58	198	127	473
Interest expense	(162)	(269)	(330)	(438)
Other (expenses) income, net	14	32	25	66

Total other income (expenses)	(90)	(39)	(178)	101

Income before income tax expense	7,970	13,135	15,372	18,326
Income tax expense	(2,423)	(1,991)	(4,673)	(2,185)

Income from continuing operations	5,547	11,144	10,699	16,141
Loss from discontinued operations	(114)	(1,225)	(157)	(1,293)

Net income	5,433	9,919	10,542	14,848

Net income per share:
Continuing operations	$0.15	$0.28	$0.32	$0.40
Discontinued operations	$(0.00)	$(0.03)	$(0.00)	$(0.03)

Basic ordinary share	$0.15	$0.25	$0.32	$0.37

Continuing operations	$0.15	$0.28	$0.32	$0.40
Discontinued operations	$(0.00)	$(0.03)	$(0.00)	$(0.03)

Basic preferred share	$0.15	$0.25	$0.32	$0.37

Continuing operations	$0.14	$0.27	$0.28	$0.40
Discontinued operations	$(0.00)	$(0.03)	$(0.00)	$(0.03)

Diluted	$0.13	$0.24	$0.28	$0.36

Shares used in computation of net income per share:
Basic ordinary share	29,490,000	29,745,320	29,699,667	29,725,294
Basic preferred share	6,360,000	10,244,339	3,427,334	10,231,172
Diluted	40,831,880	41,192,580	38,064,537	40,844,608

Adjusted net income per share (unaudited):
Continuing operations		$0.28		$0.40
Discontinued operations		$(0.03)		$(0.03)

Basic ordinary share		$0.25		$0.37

Continuing operations		$0.27		$0.40
Discontinued operations		$(0.03)		$(0.03)

Diluted		$0.24		$0.36

Shares used in adjusted net income per share computation (unaudited):
Basic ordinary share		39,989,659		39,956,466
Diluted		41,192,580		40,844,608

Includes share-based compensation related to:
Cost of revenues software development	$3	$3	$5	$6
General and administrative expenses	$1,124	$166	$1,497	$414
Sales and marketing expenses	$12	$11	$24	$22
Research and development expenses	$—	$—	$—	$—

CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Revenues:
Software development	$10,608	$18,249	$18,162	$26,489
Other services	2,739	1,951	6,126	5,241

Total revenues	13,347	20,200	24,288	31,730
Less business taxes	(137)	(187)	(262)	(304)

Net revenues	13,210	20,013	24,026	31,426

Software development revenue adjustments:
Revenue deferred to 2006 because of lack of VSOE	(2,143)	—	(3,846)	—

Adjusted revenues:
Software development	8,465	18,249	14,316	26,489
Other services	2,739	1,951	6,126	5,241

Total revenues	11,204	20,200	20,442	31,730
Less business taxes	(137)	(187)	(262)	(304)

Net adjusted revenues	11,067	20,013	20,180	31,426

Cost of revenues:
Software development	971	2,591	1,724	4,876
Other services	814	972	1,523	1,886

Total cost of revenues	1,785	3,563	3,247	6,762

Cost of revenue adjustments:
Share-based compensation software development	(3)	(3)	(5)	(6)
Amortization of acquired intangible assets other services	(222)	(244)	(295)	(482)

Adjusted cost of revenues:
Software development	968	2,588	1,719	4,870
Other services	592	728	1,228	1,404

Total adjusted cost of revenues	1,560	3,316	2,947	6,274
Gross profit	11,425	16,450	20,779	24,664

Adjusted gross profit	9,507	16,697	17,233	25,152
Operating expenses:
Research and development	384	453	701	890
Sales and marketing	618	716	625	1,628
General and administrative	2,363	2,107	3,903	3,921

Total operating expenses	3,365	3,276	5,229	6,439

Operating expense adjustments:
Share-based compensation sales and marketing	(12)	(11)	(24)	(22)
Share-based compensation general and administrative	(1,124)	(166)	(1,497)	(414)
Non-recurring costs general and administration	(15)	—	(160)	—
Initial public offering expenses written off	(15)	—	(160)	—

Adjusted operating expenses:
Research and development	384	453	701	890
Sales and marketing	606	705	601	1,606
General and administrative	1,224	1,941	2,246	3,507

Total adjusted operating expenses	2,214	3,099	3,548	6,003

Income from operations	8,060	13,174	15,550	18,225

Adjusted income from operations	7,293	13,598	13,685	19,149

CONSOLIDATED ADJUSTED STATEMENTS OF OPERATIONS (CONTINUED)

	Three Months Ended September 30,		Six Months Ended September 30,
	2006	2007	2006	2007
	Unaudited	Unaudited	Unaudited	Unaudited
	(In U.S. dollar thousands, except share and per share data)
Other income (expenses):
Interest income	58	198	127	473
Interest expense	(162)	(269)	(330)	(438)
Other (expenses) income, net	14	32	25	66

Total other income (expenses)	(90)	(39)	(178)	101

Income before income tax expense	7,970	13,135	15,372	18,326

Adjusted income before income tax expense	7,203	13,559	13,507	19,250
Income tax expense	(2,423)	(1,991)	(4,673)	(2,185)
Income from continuing operations	5,547	11,144	10,699	16,141

Adjusted net income	4,780	11,568	8,834	17,065
Loss from discontinued operations	(114)	(1,225)	(157)	(1,293)

Net income	5,433	9,919	10,542	14,848

Net income per share:
Continuing operations	$0.15	$0.28	$0.32	$0.40
Discontinued operations	$(0.00)	$(0.03)	$(0.00)	$(0.03)

Basic ordinary share	$0.15	$0.25	$0.32	$0.37

Continuing operations	$0.15	$0.28	$0.32	$0.40
Discontinued operations	$(0.00)	$(0.03)	$(0.00)	$(0.03)

Basic preferred share	$0.15	$0.25	$0.32	$0.37

Continuing operations	$0.14	$0.27	$0.28	$0.40
Discontinued operations	$(0.00)	$(0.03)	$(0.00)	$(0.03)

Diluted	$0.13	$0.24	$0.28	$0.36

Adjusted net income per share:
Basic ordinary share	$0.13	$0.29	$0.27	$0.43
Diluted	$0.12	$0.28	$0.23	$0.42
Shares used in computation of net income and adjusted net income per share:
Basic ordinary share	29,490,000	29,745,320	29,699,667	29,725,294
Basic preferred share	6,360,000	10,244,339	3,427,334	10,231,172
Diluted	40,831,880	41,192,580	38,064,537	40,844,608